As filed with the Securities and Exchange Commission on March 24, 2014

Registration No. 333-194643

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

LEROY SEAFOOD GROUP ASA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

NORWAY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Post Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered
Item Number and Caption		Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts		Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 7 and 12
(iii) The collection and distribution of dividends		Articles number 8 and 13
(iv) The transmission of notices, reports and proxy soliciting material		Article number 7
(v) The sale or exercise of rights		Articles number 4 and 8
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 8 and 11
(vii) Amendment, extension or termination of the deposit agreement		Article number 13
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts		Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 1, 3, 11, 15 and 16
(x) Limitation upon the liability of the depositary		Articles number 4, 5, 10 and 12

Item - 2.	Available Information
	Public reports furnished by issuer	Article number 7

Part II- Information Not Required in Prospectus.

Item-3	Exhibits

1.	Form of Deposit Agreement – The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

5.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item-4 Undertakings

Previously Filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 24, 2014.

Legal entity created by the agreement for this issuance of American Depositary Receipts for ordinary shares of Leroy Seafood Group ASA.

By: The Bank of New York Mellon,
As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

1	Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.

5	Certification under Rule 466.